

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

George Chamoun
Chief Executive Officer
ACV Auctions Inc.
640 Ellicott Street, #321
Buffalo, New York 14203

> **Re: ACV Auctions Inc.**
> **Registration Statement on Form S-1**
> **Filed February 26, 2021**
> **File No. 333-253617**

Dear Mr. Chamoun:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 26, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Impact of COVID-19 on Our Business
Adjusted EBITDA, page 65

1. We note your disclosure of Adjusted EBITDA on a quarterly basis. In accordance with Item 10(e) of Regulation S-K, please reconcile your quarterly non-GAAP financial measures to the most directly comparable GAAP measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alan Hambelton